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                               October 19, 2022

       Jonathan Farnell
       Chief Executive Officer
       EQONEX Limited
       118 Piccadilly
       Mayfair, London W1J 7NW
       United Kingdom

                                                        Re: EQONEX Limited
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2022
                                                            Filed August 15,
2022
                                                            Response dated
September 29, 2022
                                                            File No. 001-39600

       Dear Jonathan Farnell:

               We have reviewed your September 29, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 16, 2022 letter.

       Form 20-F for the Fiscal Year Ended March 31, 2022

       Item 3. Key Information, page 6

   1. We note your response to comment 2, your proposed new risk factor to be included in future Form 20-F
filings and reissue. Please amend your disclosure to describe how cash is transferred through
your organization and disclose your intentions to distribute earnings or settle amounts owed.
State whether or not any transfers, dividends, or distributions have been made to date
between the holding company and its subsidiaries, or to investors, and quantify the
amounts where applicable. Discuss whether there are limitations on your ability to transfer
cash between you, your subsidiaries or investors, as well as the source of any such limitations.
State whether or not you have established cash management policies
 Jonathan Farnell
EQONEX Limited
October 19, 2022
Page 2
         relating to the transfer of funds through your organization and describe them, as applicable. Lastly, please amend your disclosure to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. In this regard, we note that the proposed new risk factor only addressed limited portions of comment 2 and was presented as a standalone risk factor versus as an introduction to
Item 3. Please
         supplementally provide us with your proposed revised disclosure which addresses the full comment.
       You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or Lilyanna Peyser at (202) 551-3222 with any other questions.



FirstName LastNameJonathan Farnell                            Sincerely,
Comapany NameEQONEX Limited
                                                              Division of
Corporation Finance
October 19, 2022 Page 2                                       Office of Trade &
Services
FirstName LastName